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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

COLLECTORS UNIVERSE, INC.

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

19421R200

(CUSIP Number)

ERIN WHITE

8435 KATY FREEWAY

HOUSTON, TEXAS 77024

(713) 464-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 19421R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RICHARD KENNETH DUNCAN SR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,338,690
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,338,690
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,690
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Person to amend the Schedule 13D originally filed on February 10, 2009 (the “Original 13D”), as amended on February 10, 2009 and March 19, 2009 (the Original 13D, together with the amendments, the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Collectors Universe, Inc., a Delaware corporation, (the “Issuer”). The principal executive offices of the Issuer are located at 1921 E. Alton Avenue, Santa Ana, California 92705.

Item 2.	Identity and Background

This Statement is filed by:

(a)	RICHARD KENNETH DUNCAN, SR.

(b)	The business address of the Reporting Person is 8435 KATY FREEWAY, HOUSTON, TEXAS 77024.

(c)	The Reporting Person is President of U.S. COINS, L.P., a Texas limited partnership and Manager of RKD MANAGEMENT, L.L.C., a Texas limited liability company and general partner of U.S. Coins, L.P.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds used by the Reporting Person to purchase the 1,338,690 shares of Common Stock he directly owns was $3,518,168.65 (excluding brokerage commissions). All of the shares of Common Stock were purchased with personal funds.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. He has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. However, depending on price, availability, market conditions and other factors that the Reporting Person may deem relevant, the Reporting Person may acquire additional shares or dispose of any or all of his shares in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,338,690 shares of Common Stock, which represents 14.6% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Person, as reported in this Schedule 13D/A, was calculated based on 9,187,191 shares of Common Shares outstanding as of December 31, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on January 29, 2009.

(b) The Reporting Person has the sole power to vote and dispose of 1,338,690 shares of Common Stock.

(c) The transactions in the Issuer’s shares of Common Stock by the Reporting Person in the last 60 days are listed on Exhibit I attached hereto and made a part hereof. All such transactions were effected in the open market on the NASDAQ Global Market. (d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Schedule of Transactions

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2009
Date

/s/ Richard K. Duncan, Sr.
Signature

Richard Kenneth Duncan, Sr.
Name/Title

Exhibit 1 - Schedule of Transactions

Date of Transaction	No. of Shares	Price Per Share	Total Pur Price
3/5/09	1,163	$3.37	$3,919.31
3/5/09	3,200	$3.3599	$10,751.68
3/6/09	400	$3.38	$1,352.00
3/9/09	659	$3.30	$2,174.70
3/9/09	100	$3.31	$331.00
3/9/09	1,500	$3.35	$5,025.00
3/10/09	500	$3.35	$1,675.00
3/10/09	100	$3.38	$338.00
3/10/09	4,795	$3.40	$16,303.00
3/18/09	300	$3.78	$1,134.00
3/18/09	10,300	$3.79	$39,037.00
3/20/09	300	$3.78	$1,134.00
3/20/09	8,700	$3.85	$33,495.00
3/30/09	800	$3.81	$3,048.00
3/30/09	6,700	$3.82	$25,594.00
3/13/09	6,200	$3.70	$22,940.00
3/30/09	11,778	$3.85	$45,345.30
4/14/09	31,118	$4.01	$124,783.18
4/30/09	250	$3.89	$972.50
4/30/09	300	$3.95	$1,185.00
4/30/09	600	$3.90	$2,340.00
4/30/09	2,750	$3.9099	$10,752.23
4/30/09	3,080	$3.91	$12,042.80
4/30/09	1,200	$3.98	$4,776.00
4/30/09	320	$3.99	$1,276.80
4/30/09	10,430	$4.00	$41,720.00
5/1/09	440	$3.95	$1,738.00
5/1/09	100	$3.96	$396.00
5/1/09	2,210	$3.97	$8,773.70
5/1/09	1,500	$3.9799	$5,969.85
5/1/09	100	$3.98	$398.00
5/1/09	100	$3.99	$399.00
5/1/09	3,000	$4.00	$12,000.00
5/4/09	1,100	$3.98	$4,378.00
5/4/09	100	$3.99	$399.00
5/4/09	10,943	$4.00	$43,772.00
5/4/09	100	$4.10	$410.00
5/4/09	2,000	$4.13	$8,260.00
5/4/09	2,300	$4.14	$9,522.00
5/4/09	13,100	$4.15	$54,365.00
5/5/09	600	$4.09	$2,454.00
5/6/09	4,544	$3.96	$17,994.24
5/6/09	100	$4.01	$401.00
5/6/09	500	$4.02	$2,010.00
5/6/09	3,900	$4.03	$15,717.00
5/6/09	2,700	$4.0390	$10,905.30

Exhibit 1 - Schedule of Transactions

Date of Transaction	No. of Shares	Price Per Share	Total Pur Price
5/6/09	800	$4.04	$3,232.00
5/6/09	8,000	$4.07	$32,560.00
5/6/09	3,600	$4.1190	$14,828.40
5/6/09	2,150	$4.12	$8,858.00